Exhibit 99.1

NEWS RELEASE

For Further Information Contact:
Brian Doyle
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Announces Positive Efficacy Results in Phase 3 Repeat Injection Trial of NX-1207 for BPH

HASBROUCK HEIGHTS, NJ (July 22, 2014) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) is pleased to announce new positive efficacy data for U.S. Study NX02-0022, the Company’s repeat injection study of NX-1207 for BPH. Analysis of symptomatic improvement from repeat injection over a 1 to 2 year period showed a mean improvement of 8.2 points (p <.001) in the AUA BPH Symptom Index Score. Evaluation of safety data from this study confirmed that NX-1207 reinjection treatment was well-tolerated by patients, did not impair sexual function, and has not shown any drug-related significant side effects. Participants in the clinical trial consisted of 160 consecutively treated men who had previously completed participation in an NX-1207 trial for BPH (the Phase 2 U.S. NX02-0014 or NX02-0016 trials or the U.S. Phase 3 NX02-0017 or NX02-0018 trials) and who volunteered for a subsequent open label injection of NX-1207.

The NX02-0022 study is the second prospective clinical safety and efficacy evaluation of re-injection of the Company’s NX-1207 drug for prostate enlargement (benign prostatic hyperplasia or BPH). The mean duration in this study from the initial enrollment prior to the first injection, to the assessment in the NX02-0022 trial was 23.5 months. Symptomatic improvement was assessed at 30 days after the open label reinjection of NX-1207 2.5 mg in the NX02-0022 study. The mean symptomatic improvement of 8.2 points is in a similar range to the mean improvement of 7.6 points (p<.001) earlier reported for the first NX-1207 reinjection trial NX02-0020. It is also in the range of the completed NX02-0016 NX-1207 study where the mean improvement after 6 months was 7.5 points. These values are considerably higher than typically reported for the currently approved BPH medications (3 to 5 points) the latter which need to be taken on a daily basis indefinitely.

Further analysis of this data will be conducted following longer follow-up and also following the unblinding of the NX02-0017 and NX02-0018 trials. Results from the 3 month and 6 month time points post second injection for Study NX02-0022 will be reported separately when available.

NX-1207 is a novel drug developed by Nymox for the treatment of BPH and localized prostate cancer. The drug is administered transrectally in a simple routine office injection that takes only a few minutes, does not require sedation, anesthesia or catheterization, and involves little or no pain or discomfort.

NX-1207 previously successfully completed a series of blinded controlled multi-center U.S. clinical trials for BPH where a single 2.5 mg dose of NX-1207 was found to produce at 90 days an average improvement in the standardized symptom score much higher than that reported for currently approved BPH drugs without causing the sexual or cardiovascular side effects associated with those drugs. Follow-up studies showed evidence of long lasting benefit with many men who received a single dose reporting maintained improvement in BPH symptoms without other treatments for up to 5 years or more.

BPH is one of the most commonly diagnosed diseases in men. The condition can have a very negative impact on a man’s health and quality of life and can lead to urinary retention, incontinence and other medical consequences. BPH increases with age and it is estimated that at least half of men in their 60's or older have histopathological BPH and about a third of men at that age suffer from urinary symptoms and problems associated with BPH.

More information about Nymox is available at www.nymox.com, email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

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